UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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06003657

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 57227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planned Financial Programs, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

734 Walt Whitman Road
(No. and Street)

Melville, N.Y. 11747
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LT. Colonel M.A. Laitman, USAF RET 908-766-2522
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kass & Jaffe, P.C.
(Name – *if individual, state last, first, middle name*)

1025 Westchester Avenue - White Plains, NY 10604
(Address) (City) (State) (Zip Code)

PROCESSED
APR 21 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
FEB 28 2006
WASH. D.C. 203

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

We have examined the answers to the financial questionnaire to be filed with the Securities and Exchange Commission, Form X-17A-5 by Planned Financial Programs, Inc. as of December 31, 2005. Our examination was made in accordance with generally accepted auditing standards in the United States of America and, accordingly, included a review of the internal accounting control and of safeguarding customers' securities, and such other tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying answers to the financial questionnaire present fairly the financial position of Planned Financial Programs, Inc. at December 31, 2005 in conformity with generally accepted accounting principles applied on basis consistent with that of the preceding year.

Kass & Jaffe

February 25, 2006

OATH OR AFFIRMATION

I, Mark S. Brody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLANNED FINANCIAL PROGRAMS, INC., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark S. Brody
Signature

President
Title

Rita S. Milo
Notary Public

RITA S. MILO
Notary Public, State of New York
Registration #01MI6019730
Qualified In Westchester County
My Commission Expires Feb. 16, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

February 25, 2006

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Securities and Exchange Commission
233 Broadway
New York, New York 10279

NASD Regulation, Inc./Systems Support
9509 Key West Avenue - 3rd Floor
Rockville, Maryland 20850
Attention: Ms. Sherry Lawrence

We have examined the financial statement of Planned Financial Programs, Inc., for the year ended December 31, 2005 and have issued our report thereon dated February 25, 2006. As a part of our examination, we made a study and evaluation of the Company's system of internal controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States of America and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company in making periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a)(11)and the reserve required by Rule 15c3-(e).

In our opinion, there are no material inadequacies in the internal control of Planned Financial Programs, Inc. as of December 31, 2005.

Very truly yours,

Kass & Jaffe

KASS & JAFFE, P.C.
Certified Public Accountants

PLANNED FINANCIAL PROGRAMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

PLANNED FINANCIAL PROGRAMS, INC.

DECEMBER 31, 2005

TABLE OF CONTENTS

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Planned Financial Programs, Inc., as of December 31, 2005 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planned Financial Programs, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Kass & Jaffe

February 25, 2006

PLANNED FINANCIAL PROGRAMS, INC.

BALANCE SHEET
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash and equivalents	$ 61,813
Commissions receivable	47,668
Other receivable	425
TOTAL ASSETS	$ 109,906

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 55,230
Other payable	1,020
TOTAL CURRENT LIABILITIES	56,250
STOCKHOLDER'S EQUITY	
Capital stock (no par value, 200 shares issued and outstanding)	5,000
Retained earnings	48,656
TOTAL STOCKHOLDER'S EQUITY	53,656
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 109,906

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME	
Commissions	$ 389,608
Less - commission expenses	366,949
TOTAL INCOME	22,659
OPERATING EXPENSES	
Stationary, printing, postage and office	225
Rent	4,080
TOTAL OPERATING EXPENSES	4,305
PROFIT FROM OPERATIONS	18,354
OTHER INCOME	
Dividends and interest	1,181
INCOME BEFORE PROVISION FOR INCOME TAXES	19,535
PROVISIONS FOR INCOME TAXES	
State Income Taxes	100
NET INCOME	19,435
RETAINED EARNINGS - Beginning	45,987
DISTRIBUTIONS	(16,766)
RETAINED EARNINGS - Ending	$ 48,656

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 19,435
Adjustments to Reconcile Net Income to Net Cash used by Operating Activities:	
Increase in commissions receivable	(4,038)
Increase in accrued expenses	2,157
TOTAL ADJUSTMENTS TO NET INCOME	(1,881)
NET CASH PROVIDED BY OPERATING ACTIVITIES	17,554
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(16,766)
NET INCREASE IN CASH AND CASH EQUIVALENTS	788
CASH AND EQUIVALENTS - BEGINNING	61,025
CASH AND EQUIVALENTS - ENDING	$ 61,813

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:

Interest	$	-0-
Taxes	$	100

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Planned Financial Programs, Inc. was incorporated in August of 1991. The Company's only source of income is from commissions on the sale of mutual funds.

Use of Estimates

The Company prepares their financial statements using generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments that are readily convertible to known amounts of cash and are so near to their maturity that they present an insignificant risk of changes in value because of changes in interest rates to be cash equivalents.

Income Taxes

The Company has elected to file its income tax returns under the appropriate "S" Corporation provision of the Federal and State laws and, therefore, incurs no Federal income tax on its taxable income.

Concentrations

The Company received 87% of its commissions from five brokerage firms.

Allowance for Doubtful Receivables

The Company has no allowance for commissions' receivable. It considers commissions receivable to be fully collectible at year-end.

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of changes in stockholder's equity and the computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kass & Jaffe

February 25, 2006

PLANNED FINANCIAL PROGRAMS, INC.

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2005

Cash in banks		$ 61,813
Sundry assets		48,093
Total Assets		109,906
Less - current liabilities		(56,250)
Net capital before haircuts on securities		53,656
Haircuts		
Other securities		-0-
Undue concentration		-0-
Net Capital		53,656
Statutory net capital requirement $ 5,000		
Aggregate indebtedness	$ 56,250	
Aggregate indebtedness net capital requirements	3,752	
Higher of net capital requirements		(5,000)
Excess net capital		$ 48,656

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Stockholder's equity - December 31, 2004	$ 50,987
Net income - Year ended December 31, 2005	19,435
Distributions	(16,766)
STOCKHOLDER'S EQUITY - DECEMBER 31, 2005	$ 53,656

See accompanying notes and independent auditors' report.